FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: October 27, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Six Months Ended September 30, 2011

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Six Months Ended September 30, 2011

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Six Months Ended September 30, 2011

(1) Consolidated results of operations				(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Six months ended September 30, 2011	604,268	(5.2)	67,763	(17.1)	75,565	(15.6)	46,768	(24.5)
Six months ended September 30, 2010	637,392	31.7	81,758	823.0	89,493	421.9	61,960	609.9

(Note) Comprehensive income:

23,174 million yen for the six months ended September 30, 2011

(992) million yen for the six months ended September 30, 2010

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted
	Yen	Yen
Six months ended September 30, 2011	254.93	254.93
Six months ended September 30, 2010	337.62	337.62

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
September 30, 2011	1,935,299	1,492,055	1,430,220	73.9
March 31, 2011	1,946,566	1,483,359	1,420,263	73.0

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2011	—	60.00	—	70.00	130.00
Year ending March 31, 2012	—	60.00	—	60.00	120.00

(Note)

Year-end dividend per share for the year ending March 31, 2012 is the forecast at date of disclosure of this report.

3. Consolidated Financial Forecast for the Year Ending March 31, 2012

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2012	1,230,000	(2.9)	125,000	(19.8)	140,000	(18.8)	87,000	(28.9)	474.23

(Note)

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the six months ended September 30, 2011.

4. Others

(1) Increase or decrease in significant subsidiaries during the six months ended September 30, 2011: None.

(2) Adoption of concise quarterly accounting method or procedure: None.

(3) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “3. Other Information” on page 14.

(ii) Changes due to other than adoption of new accounting standards: None.

(4) Number of shares (common stock):

(i) Number of shares issued:

191,309,290 shares at September 30, 2011	191,309,290 shares at March 31, 2011

(ii) Number of treasury stock:

7,863,990 shares at September 30, 2011	7,796,321 shares at March 31, 2011

(iii) Average number of shares outstanding:

183,456,999 shares for the six months ended September 30, 2011	183,519,374 shares for the six months ended September 30, 2010

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of review procedure under the Financial Instruments and Exchange Law of Japan. Review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 10.

Accompanying Information

1. Business Results, Financial Condition and Prospects

(1) Business Results for the Six Months Ended September 30, 2011

Economic Situation and Business Environment

During the six months ended September 30, 2011 (“the first half”), despite a significant decline in corporate production activities in Japan in the first quarter (April 1 to June 30, 2011) due to the impact of the Great East Japan Earthquake, the economy entered a period of recovery thereafter in line with restoration of the supply chain. This fell short of a full-fledged recovery, however, owing to stagnation in exports and private capital investment. In the U.S., personal spending was sluggish, while in Europe, exports weakened and financial uncertainty increased, with both economies sagging. The Asian economy led by China remained solid despite concerns over advancing inflation.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), component demand was sluggish due to stagnated production activities such as for mobile phone handsets compared with its initial projections.

Consolidated Financial Results

Average exchange rates for the first half were ¥80 to the U.S. dollar, marking appreciation of ¥9 (approximately 10%) from ¥89 for the six months ended September 30, 2010 (“the previous first half”), and ¥114 to the Euro, which was unchanged from the previous first half. As a result, net sales and income before income taxes for the first half were adversely affected by approximately ¥23.0 billion and ¥5.5 billion, respectively, compared with the previous first half.

Consolidated net sales for the first half decreased by ¥33,124 million, or 5.2%, to ¥604,268 million, compared with ¥637,392 million in the previous first half due to a decline in sales in the Telecommunications Equipment Group in addition to the impact of the yen’s appreciation. Profit from operations for the first half decreased by ¥13,995 million, or 17.1%, to ¥67,763 million, compared with ¥81,758 million in the previous first half. In addition, income before income taxes decreased by ¥13,928 million, or 15.6%, to ¥75,565 million, compared with ¥89,493 million in the previous first half. Net income attributable to shareholders of Kyocera Corporation for the first half decreased by ¥15,192 million, or 24.5%, to ¥46,768 million, compared with ¥61,960 million in the previous first half.

	Six months ended September 30,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥637,392	100.0	¥604,268	100.0	¥(33,124)	(5.2)
Profit from operations	81,758	12.8	67,763	11.2	(13,995)	(17.1)
Income before income taxes	89,493	14.0	75,565	12.5	(13,928)	(15.6)
Net income attributable to shareholders of Kyocera Corporation	61,960	9.7	46,768	7.7	(15,192)	(24.5)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	337.62	—	254.93	—	—	—
Average US$ exchange rate	89	—	80	—	—	—
Average Euro exchange rate	114	—	114	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales and operating profit increased in this reporting segment for the first half compared with the previous first half due to an increase in demand for components used in the LED-related market and general industrial market. The operating profit ratio also increased.

2) Semiconductor Parts Group

Sales and operating profit decreased in this reporting segment for the first half compared with the previous first half due to sluggish growth in demand for components used in digital consumer equipment. Nonetheless, the operating profit ratio exceeded the level of the previous first half as a result of efforts to reduce costs and enhance productivity, even negatively affected by the yen’s appreciation.

3) Applied Ceramic Products Group

Sales mainly for the automotive market, particularly in Asia, increased in the cutting tool business. Sales in the solar energy business decreased, however, as a result of a significant decline in product prices worldwide due to a deteriorated supply-demand situation caused by weakening demand in Europe, the largest solar energy market in the world. As a result, overall sales and operating profit decreased in this reporting segment for the first half compared with the previous first half.

4) Electronic Device Group

Sales and operating profit decreased in this reporting segment for the first half compared with the previous first half due to the impact of the yen’s appreciation in addition to sluggish demand for components used in digital consumer equipment.

5) Telecommunications Equipment Group

Sales decreased in this reporting segment for the first half compared with the previous first half due to a decline in sales volume of mobile phone handsets as a result of sluggish sales in the U.S. and stagnated market condition in Japan. Although operating profit was down compared with the previous first half, a profit was secured through cost reduction initiatives.

6) Information Equipment Group

Sales and operating profit increased in this reporting segment for the first half compared with the previous first half due to growth in sales volumes of multifunctional peripherals and printers for Europe in response to efforts to introduce new products, including color models, and to the aggressive cultivation of markets in emerging countries.

7) Others

Sales increased in this reporting segment for the first half compared with the previous first half due to sales contribution from LED lighting in addition to growth in sales of ICT business at Kyocera Communication Systems Co., Ltd. Operating profit decreased compared with the previous first half, however, due mainly to an increase in R&D expenses for new businesses.

Net Sales by Reporting Segment

	Six months ended September 30,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥36,674	5.8	¥41,981	7.0	¥5,307	14.5
Semiconductor Parts Group	88,125	13.8	81,754	13.5	(6,371)	(7.2)
Applied Ceramic Products Group	95,620	15.0	90,712	15.0	(4,908)	(5.1)
Electronic Device Group	123,554	19.4	115,830	19.2	(7,724)	(6.3)

Total Components Business	343,973	54.0	330,277	54.7	(13,696)	(4.0)
Telecommunications Equipment Group	122,282	19.2	90,024	14.9	(32,258)	(26.4)
Information Equipment Group	117,009	18.3	121,190	20.0	4,181	3.6

Total Equipment Business	239,291	37.5	211,214	34.9	(28,077)	(11.7)
Others	68,071	10.7	76,186	12.6	8,115	11.9
Adjustments and eliminations	(13,943)	(2.2)	(13,409)	(2.2)	534	—

Net sales	¥637,392	100.0	¥604,268	100.0	¥(33,124)	(5.2)

Operating Profit by Reporting Segment
	Six months ended September 30,				Increase (Decrease)
	2010		2011
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥5,314	14.5	¥7,268	17.3	¥1,954	36.8
Semiconductor Parts Group	18,452	20.9	17,873	21.9	(579)	(3.1)
Applied Ceramic Products Group	15,692	16.4	6,356	7.0	(9,336)	(59.5)
Electronic Device Group	22,248	18.0	17,623	15.2	(4,625)	(20.8)

Total Components Business	61,706	17.9	49,120	14.9	(12,586)	(20.4)
Telecommunications Equipment Group	1,904	1.6	326	0.4	(1,578)	(82.9)
Information Equipment Group	14,405	12.3	15,828	13.1	1,423	9.9

Total Equipment Business	16,309	6.8	16,154	7.6	(155)	(1.0)
Others	4,633	6.8	3,495	4.6	(1,138)	(24.6)

Operating profit	82,648	13.0	68,769	11.4	(13,879)	(16.8)
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	7,614	—	7,359	—	(255)	(3.3)
Adjustments and eliminations	(769)	—	(563)	—	206	—

Income before income taxes	¥89,493	14.0	¥75,565	12.5	¥(13,928)	(15.6)

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales for Japan decreased compared with the previous first half due to a decline in sales volume of mobile phone handsets in the Telecommunications Equipment Group.

2) Asia

Sales for Asia increased compared with the previous first half. This was due to increased sales in the Fine Ceramic Parts Group, the Applied Ceramic Products Group and the Information Equipment Group.

3) Europe

Despite an increase in sales in the Information Equipment Group, sales in the Applied Ceramic Products Group decreased due to a decline in sales in the solar energy business. As a result, sales for Europe decreased compared with the previous first half.

4) United States of America

Sales for the U.S. decreased compared with the previous first half due to the negative impact of the yen’s appreciation against the U.S. dollar and to a decline in sales volume of mobile phone handsets in the Telecommunications Equipment Group.

5) Others

Despite an increase in sales in the Information Equipment Group, sales for Others decreased compared with the previous first half due to decreased sales in the Semiconductor Parts Group and in the Telecommunications Equipment Group.

	Six months ended September 30,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥284,707	44.7	¥275,957	45.7	¥(8,750)	(3.1)
Asia	106,758	16.7	109,461	18.1	2,703	2.5
Europe	105,082	16.5	103,604	17.1	(1,478)	(1.4)
United States of America	110,691	17.4	85,876	14.2	(24,815)	(22.4)
Others	30,154	4.7	29,370	4.9	(784)	(2.6)

Net sales	¥637,392	100.0	¥604,268	100.0	¥(33,124)	(5.2)

(2) Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at September 30, 2011 decreased by ¥18,508 million to ¥254,963 million from ¥273,471 million at March 31, 2011.

1) Cash flows from operating activities

Net cash provided by operating activities in the first half decreased by ¥30,720 million to ¥51,909 million from ¥82,629 million in the previous first half. This was due mainly to a decrease in net income.

2) Cash flows from investing activities

Net cash used in investing activities in the first half decreased by ¥39,012 million to ¥41,239 million from ¥80,251 million in the previous first half. This was due mainly to that a decrease in acquisitions of time deposits and certificate of deposits and an increase in withdrawals of time deposits and certificate of deposits exceeded increases in acquisitions of businesses and payments for purchases of property, plant and equipment.

3) Cash flows from financing activities

Net cash used in financing activities in the first half increased by ¥3,645 million to ¥19,336 million from ¥15,691 million in the previous first half. This was due mainly to an increase in dividends paid.

	Six months ended September 30,
	2010	2011
	(Yen in millions)
Cash flows from operating activities	¥82,629	¥51,909
Cash flows from investing activities	(80,251)	(41,239)
Cash flows from financing activities	(15,691)	(19,336)
Effect of exchange rate changes on cash and cash equivalents	(12,234)	(9,842)
Net decrease in cash and cash equivalents	(25,547)	(18,508)
Cash and cash equivalents at beginning of period	313,126	273,471
Cash and cash equivalents at end of period	287,579	254,963

(3) Acquisition of Unimerco Group A/S

Kyocera acquired 100% of the outstanding common stock of Unimerco Group A/S, a Denmark-based industrial cutting tool manufacturing and sales company, through Kyocera Fineceramics GmbH, and made it a consolidated subsidiary in July 2011, with the aim of strengthening its cutting tool business. Unimerco Group A/S has changed its name to Kyocera Unimerco A/S (“KUA”).

By making KUA a consolidated subsidiary, Kyocera has added KUA’s high-quality, high-precision, custom-made solid-type cutting tools for automobile engine processing as well as aviation and wind-power generation markets to its lineup while also expanding its sales network, mainly in Europe. Going forward, Kyocera will strive to further expand its cutting tool business through the pursuit of synergies with KUA.

(4) Consolidated Forecasts for the Year Ending March 31, 2012

Both sales and profits for the first half fell below initial projections. From the third quarter (October 1 to December 31, 2011) onward, Kyocera expects difficult condition will continue in Kyocera Group’s business environment due to concerns over the impact of prolonged financial problems in Europe on the global economy and to a forecast of the continuing yen’s appreciation. Based on the performance for the first half and the economic and business environment forecast for the remaining six months ending March 31, 2012, the following revisions have been made to the consolidated financial forecasts for the year ending March 31, 2012 (“fiscal 2012”) announced in April 2011 and also to its consolidated forecasts of net sales and operating profit by reporting segment for fiscal 2012 as shown on page 9.

Though Kyocera has production sites in Thailand, a direct damage brought by the floods currently occurring in Thailand is expected to be small. However, indirect negative impacts are concerned as the floods may cause various adverse effects on a broad range of industries from now on. Kyocera will make ongoing efforts to investigate factors, including the status of business partners and to assess the impact on Kyocera’s financial performance.

Kyocera will actively work to develop new products for environment and energy related markets and information and communication markets, which are forecasted to continue growing in the future, and to expand businesses in emerging markets while also striving to reduce costs and further improve productivity in order to achieve consolidated financial forecasts for fiscal 2012.

	Fiscal 2011 Results		Fiscal 2012 Forecasts announced on				Increase (Decrease) to results
			April 27, 2011 (Previous)		October 27, 2011 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions, except exchange rates)
Net sales	¥1,266,924	100.0	¥1,360,000	100.0	¥1,230,000	100.0	(2.9)
Profit from operations	155,924	12.3	168,000	12.4	125,000	10.2	(19.8)
Income before income taxes	172,332	13.6	180,000	13.2	140,000	11.4	(18.8)
Net income attributable to shareholders of Kyocera Corporation	122,448	9.7	112,000	8.2	87,000	7.1	(28.9)
Average US$ exchange rate*	86	—	80	—	78	—	—
Average Euro exchange rate*	113	—	113	—	109	—	—

*Note	: Average exchange rates against the U.S. dollar and the Euro as set forth in the previous forecast, have been revised as of July 28, 2011.

Net Sales by Reporting Segment

	Fiscal 2011 Results		Fiscal 2012 Forecasts announced on				Increase (Decrease) to results
			April 27, 2011 (Previous)		October 27, 2011 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥76,269	6.0	¥86,000	6.3	¥83,000	6.7	8.8
Semiconductor Parts Group	174,687	13.8	190,000	14.0	159,000	12.9	(9.0)
Applied Ceramic Products Group	197,642	15.6	217,000	16.0	206,000	16.8	4.2
Electronic Device Group	242,641	19.2	255,000	18.7	224,000	18.2	(7.7)

Total Components Business	691,239	54.6	748,000	55.0	672,000	54.6	(2.8)
Telecommunications Equipment Group	225,168	17.8	232,000	17.0	190,000	15.4	(15.6)
Information Equipment Group	239,916	18.9	262,000	19.3	241,000	19.6	0.5

Total Equipment Business	465,084	36.7	494,000	36.3	431,000	35.0	(7.3)
Others	139,383	11.0	147,000	10.8	156,000	12.7	11.9
Adjustments and eliminations	(28,782)	(2.3)	(29,000)	(2.1)	(29,000)	(2.3)	—

Net sales	¥1,266,924	100.0	¥1,360,000	100.0	¥1,230,000	100.0	(2.9)

Operating Profit by Reporting Segment

	Fiscal 2011 Results		Fiscal 2012 Forecasts announced on				Increase (Decrease) to results
			April 27, 2011 (Previous)		October 27, 2011 (Revised)
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,969	15.7	¥16,000	18.6	¥12,000	14.5	0.3
Semiconductor Parts Group	37,331	21.4	40,000	21.1	30,000	18.9	(19.6)
Applied Ceramic Products Group	29,049	14.7	29,500	13.6	14,500	7.0	(50.1)
Electronic Device Group	41,646	17.2	43,000	16.9	33,000	14.7	(20.8)

Total Components Business	119,995	17.4	128,500	17.2	89,500	13.3	(25.4)
Telecommunications Equipment Group	2,121	0.9	8,000	3.4	3,000	1.6	41.4
Information Equipment Group	25,845	10.8	26,000	9.9	26,000	10.8	0.6

Total Equipment Business	27,966	6.0	34,000	6.9	29,000	6.7	3.7
Others	9,651	6.9	7,000	4.8	8,000	5.1	(17.1)

Operating profit	157,612	12.4	169,500	12.5	126,500	10.3	(19.7)
Corporate and others	14,720	—	10,500	—	13,500	—	(8.3)

Income before income taxes	¥172,332	13.6	¥180,000	13.2	¥140,000	11.4	(18.8)

*	% to net sales of each corresponding segment

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including a strong yen, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(8)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(9)	Inability to secure skilled employees, particularly engineering and technical personnel;

(10)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(11)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(12)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(13)	Newly enacted laws and regulations or stricter interpretation of existing laws and regulations that may limit our business operations;

(14)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(15)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(16)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(17)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(18)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(19)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(20)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2011		September 30, 2011		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥273,471		¥254,963		¥(18,508)
Short-term investments in debt securities	44,012		45,145		1,133
Other short-term investments	201,817		182,170		(19,647)
Trade notes receivables	19,536		15,911		(3,625)
Trade accounts receivables	208,404		199,360		(9,044)
Less allowances for doubtful accounts and sales returns	(4,795)		(4,300)		495
Inventories	232,899		254,491		21,592
Advance payments	72,207		69,845		(2,362)
Deferred income taxes	43,035		44,370		1,335
Other current assets	38,915		42,336		3,421

Total current assets	1,129,501	58.0	1,104,291	57.1	(25,210)

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	377,075		380,215		3,140
Other long-term investments	16,804		18,992		2,188

Total investments and advances	393,879	20.3	399,207	20.6	5,328

Property, plant and equipment:
Land	59,638		59,848		210
Buildings	288,992		290,972		1,980
Machinery and equipment	706,474		694,705		(11,769)
Construction in progress	7,227		12,594		5,367
Less accumulated depreciation	(814,577)		(805,126)		9,451

Total property, plant and equipment	247,754	12.7	252,993	13.1	5,239

Goodwill	64,701	3.3	72,433	3.7	7,732
Intangible assets	42,160	2.2	44,100	2.3	1,940
Other assets	68,571	3.5	62,275	3.2	(6,296)

Total non-current assets	817,065	42.0	831,008	42.9	13,943

Total assets	¥1,946,566	100.0	¥1,935,299	100.0	¥(11,267)

	March 31, 2011			September 30, 2011			Increase (Decrease)
	Amount		%	Amount		%
	(Yen in millions)
Current liabilities:
Short-term borrowings		¥7,852			¥5,735		¥(2,117)
Current portion of long-term debt		10,687			10,285		(402)
Trade notes and accounts payable		101,265			92,190		(9,075)
Other notes and accounts payable		61,226			58,499		(2,727)
Accrued payroll and bonus		49,092			50,797		1,705
Accrued income taxes		18,069			20,993		2,924
Other accrued liabilities		24,337			22,116		(2,221)
Other current liabilities		28,087			24,382		(3,705)

Total current liabilities		300,615	15.4		284,997	14.7	(15,618)

Non-current liabilities:
Long-term debt		24,538			21,019		(3,519)
Accrued pension and severance liabilities		28,924			26,134		(2,790)
Deferred income taxes		90,005			94,976		4,971
Other non-current liabilities		19,125			16,118		(3,007)

Total non-current liabilities		162,592	8.4		158,247	8.2	(4,345)

Total liabilities		463,207	23.8		443,244	22.9	(19,963)

Kyocera Corporation shareholders’ equity:
Common stock		115,703			115,703		—
Additional paid-in capital		162,336			162,475		139
Retained earnings		1,268,548			1,302,470		33,922
Accumulated other comprehensive income		(75,633)			(99,209)		(23,576)
Treasury stock, at cost		(50,691)			(51,219)		(528)

Total Kyocera Corporation shareholders’ equity		1,420,263	73.0		1,430,220	73.9	9,957

Noncontrolling interests		63,096	3.2		61,835	3.2	(1,261)

Total equity		1,483,359	76.2		1,492,055	77.1	8,696

Total liabilities and equity		¥1,946,566	100.0		¥1,935,299	100.0	¥(11,267)

Note: Accumulated other comprehensive income is as follows:

	March 31, 2011			September 30, 2011			Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥		32,235	¥		36,106	¥3,871
Net unrealized gains (losses) on derivative financial instruments			(29)			8	37
Pension adjustments			(3,534)			(4,085)	(551)
Foreign currency translation adjustments			(104,305)			(131,238)	(26,933)
Total	¥		(75,633)	¥		(99,209)	¥(23,576)

(2) Consolidated Statements of Income (Unaudited)

	Six months ended September 30,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥637,392	100.0	¥604,268	100.0	¥(33,124)	(5.2)
Cost of sales	448,119	70.3	427,322	70.7	(20,797)	(4.6)

Gross profit	189,273	29.7	176,946	29.3	(12,327)	(6.5)
Selling, general and administrative expenses	107,515	16.9	109,183	18.1	1,668	1.6

Profit from operations	81,758	12.8	67,763	11.2	(13,995)	(17.1)
Other income (expenses):
Interest and dividend income	6,511	1.0	7,011	1.2	500	7.7
Interest expense	(1,125)	(0.2)	(1,016)	(0.2)	109	—
Foreign currency transaction gains, net	1,069	0.2	1,885	0.3	816	76.3
Other, net	1,280	0.2	(78)	(0.0)	(1,358)	—

Total other income (expenses)	7,735	1.2	7,802	1.3	67	0.9

Income before income taxes	89,493	14.0	75,565	12.5	(13,928)	(15.6)
Income taxes	23,670	3.7	24,838	4.1	1,168	4.9

Net income	65,823	10.3	50,727	8.4	(15,096)	(22.9)
Net income attributable to noncontrolling interests	(3,863)	(0.6)	(3,959)	(0.7)	(96)	—

Net income attributable to shareholders of Kyocera Corporation	¥61,960	9.7	¥46,768	7.7	¥(15,192)	(24.5)

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥337.62		¥254.93
Diluted	337.62		254.93
Average number of shares of common stock outstanding:
Basic	183,519		183,457
Diluted	183,519		183,457

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

(3) Cautionary Statement for Premise of a Going Concern

None.

(4) Cautionary Statement for Significant Changes in Equity

None.

3. Other Information

Changes in accounting policies:

Recently Adopted Accounting Standards

On April 1, 2011, Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” which addressed the accounting for multiple-deliverable arrangements to enable vender to account for products or services separately rather than as a combined unit. This accounting standard addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Kyocera adopted the FASB’s ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” on April 1, 2011. This accounting standard modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.